Exhibit (a)(1)(B)

DRAFT E-MAIL TO ALL ELIGIBLE HOLDERS

To:	[E-MAIL ADDRESS]

From:	Activision, Inc.

Date:	June 8, 2007

Subject:	Immediate Action Required: Urgent Information Regarding Your Unexercised Stock Options

This e-mail contains important information about your unexercised stock options and a program we have established that should eliminate extra tax liability with respect to your unexercised options.

We have scheduled a question and answer conference call session to discuss this program on June 14, 2007 from 9 a.m. to 10:30 a.m. (Pacific Time).  The dial-in information is as follows:
US Dial-In:  (866) 409-1557
International Dial-In:  (913) 312-1237
Passcode/Confirmation Code: 8640653

*               *               *

As you may know, we determined that an incorrect accounting “measurement” date was used to set the original exercise price of some stock options that you received and that the original exercise price for some of your options would have been higher if the correct date had been used. These options are therefore considered “discounted options.”

Discounted options that vested after December 31, 2004 are subject to adverse tax consequences under Section 409A of the Internal Revenue Code. Corresponding provisions of some states’ tax laws, including California’s, also impose adverse tax consequences on discounted options. We refer to these additional federal and state taxes and interest collectively as “Section 409A taxes.”

Our records indicate that some of your stock options may be subject to Section 409A taxes. These options are listed in the election form referred to below.

To help you eliminate Section 409A taxes, we are offering to amend your discounted options to increase the exercise price to the Nasdaq closing or last sale price on the correct date. We will then make a cash payment to you to compensate for the difference between the new exercise price and the original exercise price. Cash payments will be made on or promptly following January 11, 2008, and will be subject to normal tax withholdings. The remaining terms and conditions of your stock options will remain unchanged. You may exercise amended options as of July 13, 2007 (unless we extend the offer or otherwise instruct you).

Changing the exercise price on your discounted options requires a “Tender Offer” to you from Activision. The document containing the terms and conditions of the Tender Offer is the “Offer to Amend the Exercise Price of Certain Options.” We have attached a copy of the Offer to Amend the Exercise Price of Certain Options to this e-mail.  You may obtain a copy of that document by sending an e-mail to 409aoptions@activision.com.

Please review the Offer to Amend the Exercise Price of Certain Options.  After reviewing the Offer to Amend the Exercise Price of Certain Options, if you wish to accept the offer, you will need to download and complete the Election Form.  We have attached an election form to this e-mail.  You may obtain a copy of your Election Form by sending an e-mail to 409aoptions@activision.com.

We must receive election forms no later than 5:00 p.m., Pacific Time, on July 6, 2007.  You may send your completed election form  (i) by e-mail to 409aoptions@activision.com or (ii) by hand delivery to Sandy Digilio or Jesse Meschuk, at Activision, Inc., 3100 Ocean Park Boulevard, Santa Monica, California, 90405.

Our Board of Directors has approved making the offer, and we believe that it will generally be in most eligible holders’ interests, in most circumstances and in most scenarios, to accept the offer.  We therefore recommend that you accept the offer.  However, the decision to accept or not accept the offer must be your own, after taking into account your personal circumstances and preferences and your personal assessment of possible future developments, and we encourage you to consult with your personal financial, legal and tax advisers before making your decision.

If you have any questions, please e-mail 409aoptions@activision.com and include your telephone number, and we will call you.

KEY DATES TO REMEMBER

The commencement date of the offer is June 8, 2007.

Question and answer sessions will be held on June 14, 2007, from 9 a.m. to 10:30 a.m., Pacific Time via teleconference.

The offer expires at 5:00 p.m. Pacific Time on July 6, 2007 (unless we extend it).

Exercise of eligible options to commence on July 13, 2007 (unless we extend the offer or otherwise instruct you).

The eligible options will be amended on the amendment date and time (following the expiration of the offer), which is expected to be July 6, 2007 (unless we extend the offer).

The cash payment will be made on or promptly following January 11, 2008.